UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2023

Commission File Number: 001-40744

Otonomo Technologies Ltd.
(Translation of registrant’s name into English)

16 Abba Eban Blvd.
Herzliya Pituach 467256, Israel
+972-52-432-9955
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

On September 18, 2023, at 5:00 p.m. Israel time, Otonomo Technologies Ltd. (the “Company” or “Otonomo”) held its previously announced Special General Meeting of Shareholders (the “Meeting”) at the Company’s executive offices at 16 Abba Eban Blvd., Herzliya Pituach 467256, Israel.

At the Meeting, the shareholders voted on the following proposals further described in the Notice and Proxy Statement attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission on September 8, 2023:

1.
“To approve, pursuant to Section 320 of the Israeli Companies Law, 5759-1999 (together with the regulations promulgated thereunder, the “Companies Law”), the merger contemplated by the Agreement and Plan of Merger, dated February 9, 2023 (as it may be amended from time to time, the “Merger Agreement”), by and among Otonomo, Urgent.ly Inc., a Delaware corporation (“Urgently”) and U.O Odyssey Merger Sub Ltd. (“Merger Sub”), a company formed under the laws of the State of Israel and a direct wholly owned subsidiary of Urgently, including approval of: (i) the merger transaction contemplated by the Merger Agreement pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into Otonomo, with Otonomo surviving and becoming a direct wholly owned subsidiary of Urgently (the “Merger”); (ii) the Merger Agreement; (iii) the consideration to be received by Otonomo’s shareholders in the Merger, other than holders of “Excluded Shares” (as defined in the Merger Agreement), consisting of a number of shares of Urgently’s common stock, par value $0.001 per share (“Urgently common stock”), equal to the Exchange Ratio (as defined in the Merger Agreement), subject to the withholding of any applicable taxes, for each Otonomo Ordinary Share held as of immediately prior to the effective time of the Merger (the “Effective Time”); (iv) the purchase of a tail endorsement to Otonomo’s current directors’ and officers’ liability insurance policy for a period of seven years commencing at the Effective Time in accordance with the terms of the Merger Agreement; and (v) all other transactions and arrangements contemplated by the Merger Agreement.”

The foregoing proposal was duly approved at the Meeting by over 96% of the total number of ordinary shares present, in person or by proxy (including by voting deed), and voting on this matter (not taking into account abstention votes) and achieved the requisite majority (including the requisite majority required pursuant to Section 320(c) of the Companies Law), in accordance with the Companies Law and the Company’s Amended and Restated Articles of Association.

2.
“To approve the payment of a transaction retention bonus to Mr. Benjamin Volkow, Otonomo’s Chief Executive Officer and Chairman of Otonomo’s board of directors (the “Otonomo Board”), subject to the terms set forth in the retention award agreement.”

The foregoing proposal was not approved by the respective requisite majority required under the Companies Law and the Company’s Amended and Restated Articles of Association. 57.29% of the total number of ordinary shares held by the present shareholders, in person or by proxy (including by voting deed), and voting on this matter (not taking into account abstention votes), were voted in favor of the foregoing proposal, however, only 48.06% of the total number of ordinary shares held by the present disinterested shareholders, in person or by proxy (including by voting deed), and voting on this matter (not taking into account abstention votes), were voted in favor of the foregoing proposal, and the number of ordinary shares held by the present disinterested shareholders that voted against the foregoing proposal exceeded two percent of the outstanding total ordinary shares of the Company, and therefore the foregoing proposal was not approved.

3.
“To approve the payment of a transaction retention bonus to Ms. Bonnie Moav, Otonomo’s Chief Financial Officer, with respect to the portion of such bonus which exceeds the maximum amount permitted under the Company’s compensation policy, subject to the terms set forth in the retention award agreement.”

The foregoing proposal was duly approved by the respective requisite majority required under the Companies Law and the Company’s Amended and Restated Articles of Association. 57.29% of the total number of ordinary shares held by the present shareholders, in person or by proxy (including by voting deed), and voting on this matter (not taking into account abstention votes), were voted in favor of the foregoing proposal, and 57.29% of the total number of ordinary shares held by the present disinterested shareholders, in person or by proxy (including by voting deed), and voting on this matter (not taking into account abstention votes), were voted in favor of the foregoing proposal, and therefore it was duly approved.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-261641) and Form F-3 (Registration No. 333-264771).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Otonomo Technologies Ltd.

Date: September 19, 2023	By:	/s/ Ben Volkow
Ben Volkow
Chief Executive Officer